New Worlds New Rules
Newcourt


1997 First Quarter Report
To Shareholders


For the Three Months Ended March 31


NCT

FINANCIAL SUMMARY
Newcourt Credit Group

(unaudited, in thousands of Canadian dollars, except for share data)

							                                          	Three months ended
                                          								March 31	March 31
                                          								1997	   	1996

Income Statement						                            $	      	$
Securitization and syndication fees			            22,737	  14,526
Net income from affiliated companies
	and management and other fees			                  9,920	   7,339
Net finance income					                           16,008	   7,666
Total asset finance income				                    48,665  	29,531
Operating income before taxes				                 18,108  	10,005
Net income							                                 14,125	   8,003

Fully diluted earnings per share (1) 	             	0.23	   	0.17
Dividends per share (1)   				                     0.035	   	0.03

                                        								    	  As at
                                         								March 31	    December 31
								                                         1997		       1996

Balance Sheet						                              $		          $
Total assets						                               2,247,460	   2,164,494
Debt								                                     1,519,963    1,543,144
Shareholders' equity					                          651,687	     515,934

Common shares outstanding				                   32,609,260	  30,091,344

								                                         Three months ended
								                                         March 31	   March 31
								                                         1997	      	1996

Asset Financings					                           	$		         $
Originations during the period			                1,368,777	  1,024,996

                                               									As at
                                         								March 31	   December 31
                                         								1997		      1996

                                         								$	         	$
Total finance assets owned and managed	         	6,722,161	  6,625,990

<Fn1>   reflects 2 for 1 stock division of common shares effective
April 14, 1997
</Fn1>

MESSAGE TO SHAREHOLDERS
Newcourt Credit Group

Newcourt earned net income of $14.1 million for the three month period ending March 31, 1997, representing a 76% increase over the $8.0 million reported for the same period in 1996. First quarter earnings per share amounted to $0.23 versus $0.17 for the same three month period last year. During the period, the number of issued and outstanding common shares increased by 2,517,916 to 32,609,260 (pre-split) as of March 31, 1997.

Following the end of the period, the Company subdivided its common shares on a two-for-one basis and as of April 14, 1997 had 65,218,520 common shares issued and outstanding.

New loan originations for the quarter amounted to $1.4 billion versus $1.0 billion for the same period in 1996, representing a 34% increase. Of this total, $911 million or 67% were attributable to transactions in the commercial market. Fifty-eight percent (58%) of the new commercial financings were sourced from the U.S. and international markets. Newcourt's activities in the corporate finance market account for the remaining 33% ($458 million) of the Company's new loans during the quarter.

Total asset finance income for the three month period rose 65% to $48.7 million from approximately $29.5 million during the same quarter in 1996. Fee-based income represented approximately two-thirds of the Company's revenue mix, accounting for $32.7 million (67%) of total asset finance income compared with $21.9 million (74%) in 1996.

These results are in line with management's 1997 business plan and, in part, reflect the investment which the Company has made in geographically expanding its loan origination capabilities, particularly in the United States market.

Following the end of the quarter, two strategic U.S.-based initiatives were concluded by the Company, which together underscore the progress that Newcourt has achieved in developing a broadly-based presence in the North American market.

On April 14, 1997, the Company's commercial finance business unit, Newcourt Financial, established a joint venture with Dell Computer Corporation to create Dell Financial Services. This entity is the exclusive page one

MESSAGE TO SHAREHOLDERS
Newcourt Credit Group

provider of sales financing and asset management services to Dell in the United States. Dell and Newcourt are in the process of expanding the mandate of Dell Financial Services to facilitate the service needs of Dell's international operations. Fundamental to Newcourt's growth strategy is the development of long-term relationships with leading equipment manufacturers, such as Dell.

On April 30, 1997, Newcourt Credit Group commenced trading of its common shares on the New York Stock Exchange under the trading symbol "NCT".

Establishing its presence in the U.S. and internationally has been a key element of Newcourt's growth strategy for the past three years. However, care has been taken to ensure that as the Company moves into new regions it remains focused on those segments of the asset-based lending market in which it has already developed a high level of expertise. For example, the strategic alliances which we have established with our major loan origination and funding partners provide the primary incentive for the decision to enter new geographic markets. Through these alliances, we are quickly able to tap into the new sources of loan volume needed to offset the initial entry costs.

Having successfully applied this strategy in securing our entry to the U.S. market, Newcourt plans to follow this same approach as the Company establishes its presence in other international markets. As the Company's loan origination and funding partners seek access to these new markets, Newcourt will be there to provide the services which these partners have come to value from us in North America.




David J. Sharpless	     Steven K. Hudson
Chairman			             President and
				                    Chief Executive Officer

page two

FINANCIAL HIGHLIGHTS
Newcourt Credit Group

NEW ASSET FINANCINGS INCREASED OVER Q1/96
During the first quarter of 1997, Newcourt originated $1.4 billion of new asset-based financings.

Originations in the commercial finance market totaled $911 million, up 59% from the $574 million recorded in 1996. Volumes in the corporate market were $458 million compared with $451 million in the previous year.

REVENUE INCREASES
Total asset finance income for the first quarter totaled $48.7 million versus $29.5 million for the first quarter of 1996, representing an increase of 65%. Fee-based and affiliate income accounted for two-thirds of revenue growing from $21.9 million in the first quarter of 1996 to $32.7 million in the current period.

page three

FINANCIAL HIGHLIGHTS
Newcourt Credit Group

NET INCOME UP 76%
Net income for the 3 months ending March 31, 1997 was $14.1 million representing a 76% increase over the $8.0 million reported for the same period last year.

OWNED AND MANAGED LOANS
EXCEED $6.7 BILLION
At the end of the first quarter of 1997, Newcourt's portfolio of owned and managed assets grew to more than $6.7 billion. The owned portion of the portfolio was $2.0 billion, while the managed portion accounted for the remaining $4.7 billion.

page four

BUSINESS HIGHLIGHTS
Newcourt Credit Group

LOAN ORIGINATION - COMMERCIAL FINANCE

New vendor programs established
During the period, Newcourt Financial established new vendor agreements in each of the Company's core market segments. Newcourt currently has more than 170 significant vendor programs in place across North America.

Significant joint venture created with Dell
In early April, after a thorough six-month search and selection process, U.S.-based computer manufacturer Dell Computer Corporation announced its selection of Newcourt as its exclusive partner in the creation of a joint venture. Dell Financial Services is the exclusive financing source for Dell in the United States and will eventually provide similar services on a worldwide basis.

LOAN ORIGINATION - CORPORATE FINANCE

$214 million of refinancing and advisory services for aircraft
Newcourt Capital provided advisory services to ATR for a transaction involving 15 ATR 42-500 aircraft acquired by Air Littoral. As well, Newcourt provided refinancing for 3 ATR 72 aircraft operated by Royal Air Cambodge.

$2.7 billion backlog of mandated transactions
Newcourt Capital's backlog of $2.7 billion of mandated transactions for the first quarter is a 58% increase over the $1.7 billion reported for the same three month period of 1996.

LOAN FUNDING & MANAGEMENT

$126.2 million equity issue completed
Late in the first quarter, Newcourt announced it successfully completed a treasury offering of 2,475,000 common shares at $51.00 per share. The transaction, completed March 11, 1997, succeeded in raising $126.2 million of new equity.

Final approval for New York Stock Exchange listing attained
During the quarter, final approval was given to Newcourt for an April 30, 1997 listing of the Company's common shares on the New York Stock Exchange.

Canadian and U.S. commercial loans securitized
Newcourt's Treasury department completed the securitization of $714 million of commercial loans in the first quarter. Of that amount, $316 million were sold to Canadian investors, with the remaining $398 million purchased by U.S. investors.

page five

CONSOLIDATED STATEMENTS OF
INCOME AND RETAINED EARNINGS
Newcourt Credit Group

(unaudited, in thousands of Canadian dollars, except for per share data)

                                         								Three Months Ended
                                         								March 31  	March 31
                                       										1997	     	1996

                                         								$	        	$
Fee and affiliate income
	Securitization and syndication fees            	22,737	    14,526
	Net income from affiliated companies 	           4,055	     1,672
	Management and other fees 			                    5,865	     5,667
	 							                                        32,657     21,865
Net finance income				                          	16,008	     7,666

Total asset finance income				                   48,665	    29,531
Operating expenses				                          	30,557    	19,526
Operating income before taxes				                18,108    	10,005
Provision for income taxes				                    3,983	     2,002
Net income for the period				                    14,125	     8,003

Retained earnings, beginning of period	         100,774    	56,942
Dividends paid						                           (  2,107)	(   1,372)
Options purchased						                        (    173)	        0
Retained earnings, end of period		              112,619    	63,573

Earnings per share:
	Basic (1)					                                	$ 0.23	     $ 0.17
	Fully diluted (1)					                         $ 0.23	     $ 0.17

<Fn1>   reflects 2 for 1 stock division of common shares effective April 14,
1997
</Fn1>

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
CONSOLIDATED BALANCE SHEETS
Newcourt Credit Group

(unaudited, in thousands of Canadian dollars)

                                           								March 31       December 31
                                           								1997		         1996

                                           								$	            	$
Assets
Investment in finance assets 				                  1,111,352	     1,072,277
Assets held for securitization
 and syndication					  	                             774,882	       774,000
Investment in affiliated companies 		  	             170,254	       162,308
Accounts receivable 				  	                           51,598	        36,900
Fixed assets					   	                                 49,267	        40,859
Other assets  					   	                               90,107	        78,150
Total Assets					                                 	2,247,460	     2,164,494

Liabilities and Shareholders' Equity
Liabilities
Accounts payable and accrued liabilities	   	        62,342	         93,338
Debt 								                                     1,519,963      	1,543,144
Deferred income taxes				   	                        13,468	         12,078
Total Liabilities						                           1,595,773      	1,648,560
Shareholders' Equity
Share capital					  	                               539,068	        415,160
Retained earnings					  	                           112,619         100,774
Total Shareholders' Equity			  	                    651,687         515,934
Total Liabilities and Shareholders' Equity       	2,247,460      	2,164,494

page seven

CONSOLIDATED STATEMENTS OF CASH FLOWS
Newcourt Credit Group

(unaudited, in thousands of Canadian dollars)

                                            								Three Months Ended
                                            								March 31   	 March 31
                                            								1997	       	1996

                                            								$		          $
Operating Activities
Net income for the period 				                        14,125	      8,003
Add items not requiring an outlay of cash
	Deferred income taxes 			 	                           2,782 	     1,206
	Depreciation and amortization 		                      2,711	      1,066
Net change in non-cash assets and liabilities
	related to operations 			     	                    ( 59,957)  	( 12,376)
Cash used in operating activities 		               	( 40,339)  	(  2,101)

Investing Activities
Finance assets, underwritten and purchased	         (946,532)	  (694,519)
Finance assets, securitized and syndicated 	         714,064	    219,352
Finance assets, repayments and others		              192,511	     54,376
Finance assets and assets
	held for securitization and syndication	           ( 39,957)	  (420,791)
Investment in affiliated companies 		              	(  7,946)	     1,913
Purchase of fixed assets 		                       		( 10,205)  	(  3,183)
Cash used in investing activities			                ( 58,108)  	(422,061)

Financing Activities
Debt issued, net					                              	( 23,181)	   424,736
Issue of common shares, net				                      121,400	        798
Deferred tax on share issue				                        2,508		         0
Dividends paid 						                               (  2,107)  	(  1,372)
Options purchased 					                             (    173)        	 0
Cash provided by financing activities		               98,447   	 424,162

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

INFORMATION
Newcourt Credit Group

HEAD OFFICE
BCE Place
181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada M5J 2T3
Telephone:	(416) 594-2400
Facsimile:		(416) 594-5995

STOCK EXCHANGE LISTINGS
Toronto
Montreal
New York

STOCK SYMBOL
NCT

TRANSFER AGENT AND
REGISTRAR
Montreal Trust
151 Front Street West
8th Floor
Toronto, Ontario
M5J 2N1
Telephone:	(416) 981-9500
Facsimile:		(416) 981-9800

INVESTOR RELATIONS CONTACT
John Sadler
Senior Vice President
Corporate Affairs
Telephone:	(416) 777-6126
Facsimile:		(416) 594-5230

COMMON SHARE PRICE
FOR THE QUARTER
              			Pre	      	Post
			                  	Split

High 		$        	55.45 		   27.73
Low 	 	$        	46.10	    	23.05
Close		$         55.10    		27.55

Number of common shares issued and outstanding: 65,218,520 (1)
<Fn1>   reflects 2 for 1 stock division of common shares effective
April 14, 1997.
</Fn1>

Foreign Exchange Rates
All amounts are expressed in Canadian dollars, unless otherwise specified. For the periods indicated, the average U.S. exchange rates for the quarter ended March 31 and the quarter end mid-market rates, payable in Canadian dollars, based on Bloomberg are:


               1997                                 1996
               (Canadian Dollars per U.S. Dollar)

Average        $1.36                                $1.37
Quarter End    $1.38                                $1.36

PROFILE
Newcourt Credit Group

Newcourt Credit Group is a North American non-bank financial services company active in the origination, management and sale of asset-based loans.

Through its network of 34 offices in North America, Europe and Australia, the Company serves two distinct segments of the asset-based finance market - commercial finance and corporate finance. In these markets, Newcourt specializes in financing a broad range of equipment and capital assets through secured loans, conditional sales contracts and leases.

Newcourt Credit Group has over $6.7 billion in owned and managed loans.